CONSENT OF KENNECOTT EXPLORATION COMPANY

The undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The material change reports and press releases of the Company dated August 11, 2003, April 28, 2003, February 6, 2003 and February 18, 2002, which include reference to undersigned’s name in connection with information relating to the Donlin Creek Project, the Rock Creek Project and the Galore Creek Project.

 Dated at Salt Lake City, Utah, October 14, 2003.

KENNECOTT EXPLORATION COMPANY

/s/ Peter Webster
Peter Webster
VP & General Counsel